Law Offices of Thomas E. Puzzo, PLLC
4216 NE 70th Street
Seattle, Washington 98115
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com
Writer’s cell: (206) 412-6868

July 13, 2007

VIA EDGAR

April Sifford
Brach Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CanAm Uranium Corp. (the “Company”)
Form 8-K filed July 5, 2007
File No. 000-52259

Dear Ms. Sifford:

I confirm that we represent the Company, and this letter responds to the staff’s comment letter dated July 10, 2007, to the Company.

In response to the staff’s comments in its July 10, 2007 letter, we respectfully submit the following information on behalf of our client.

The staff’s comments are reproduced in italics below, and the Company’s responses to the staff’s comments follow each staff comment.

Form 8-K filed July 5, 2007

1. Tell us whether you provided your independent accountant with a copy of the disclosures you made in your filing. Refer to the instruction for Form 8-K, Item 4.02(c)(1).

The Company provided its independent accountant with a copy of the disclosures made in the 8-K filing prior to filing the 8-K.

2. Tell us whether you requested your independent accountant to furnish you as promptly as possible a letter addressed to us stating whether the independent accountant agrees with the statement made by you in your filing and, if not, stating the respects is which it does not agree. Refer to the instructions for Form 8-K. Item 4.02(c)(2).

April Sifford
July 13, 2007
Page of 2

The Company asked, and discussed, with its independent accountant whether the Company’s independent accountant would make any communication with staff regarding the Company’s disclosure in its filing and whether it agreed with the filing.

3. If such a letter has been received by you, amend your filing to file the letter as an exhibit. Note that this must be done no later that two business days after your receipt of the letter. Refer to the instructions for Form 8-K, Item 4.02(c)(3).

No such letter has been received by the Company.

4. Your filing states that you will file an amendment to your Form 10-QSB on or before July 9, 2007. We note that you did not do so. Tell us when you will be filing your amendment.

The Company now expects to file an amendment to its Form 10-QSB on or before July 18, 2007.

5. If you are aware of the facts underlying your independent accountant’s conclusion regarding the non-reliance of your first quarter financial statements, those facts should have been briefly described in your Form 8-K and should promptly be disclosed in an amendment to your Form 8-K.

Aside from the fact that the Company’s independent accountant did not review the financial statements prior to filing, the Company is not aware of any other facts underlying the Company’s independent accountant’s conclusion regarding the non-reliance of the Company’s first quarter financial statements. The Company, in a draft of the Form 8-K filed July 5, 2007, submitted to the Company’s independent accountant, left blank spaces for a factual description of the reasons underlying the Company’s independent accountant’s conclusion regarding the non-reliance of the Company’s first quarter financial statements, but the Company’s independent accountant did not provide any such factual description.

Please contact the undersigned if you have further comments or questions.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo